Certification Pursuant To
18 U.S.C. Section 1350
As Adopted Pursuant To
Section 906 Of The Sarbanes-Oxley Act of 2002

     In connection with the annual report of Canada Life Financial Corporation (the “Company”) on Form 40-F for the period ending December 31, 2002 as submitted to the Securities and Exchange Commission on the date hereof (the “Report”), I, David A. Nield, Chief Executive Officer of the Company, hereby certify, solely to the extent necessary to meet the requirements, if any, of 18 U.S.C.§ 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the Information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

     A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ David A. Nield

David A. Nield
Chief Executive Officer
March 28, 2003

Certification Pursuant To
18 U.S.C. Section 1350
As Adopted Pursuant To
Section 906 Of The Sarbanes-Oxley Act of 2002

     In connection with the annual report of Canada Life Financial Corporation (the “Company”) on Form 40-F for the period ending December 31, 2002 as submitted to the Securities and Exchange Commission on the date hereof (the “Report”), I, Patrick G. Crowley, Chief Financial Officer of the Company, hereby certify, solely to the extent necessary to meet the requirements, if any, of 18 U.S.C.§ 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the Information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

     A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ Patrick G. Crowley

Patrick G. Crowley
Chief Financial Officer
March 28, 2003